Exhibit 99.1

CORPORATE RELEASE	13 November 2020

Manchester United PLC Reports

First Quarter Fiscal 2021 Results

Key Points

•	Elite sport will continue matches during the current lockdown in England; European matches and other competitions are also currently expected to continue as planned
•	Broadcasting revenues benefited from five additional matches played in the quarter
•	Club recently launched an official TikTok channel and a Douyin channel in China
•	Strong continued digital engagement year over year has contributed to record breaking Club e-commerce sales of new kits for 2020/21
•	Renewed partnerships with Hong Kong Jockey Club, Chivas and Melitta during the quarter
•	Strong net cash from operating activities due to receipt of deferred sponsorship revenues and a 46.4% year over year reduction in other operating expenses
•	Committed to the FA Football Leadership Diversity Code, strengthening Club efforts to further promote equality, diversity and inclusion

MANCHESTER, England. – 13 November 2020 – Manchester United (NYSE: MANU; the “Company” and the “Group”) – one of the most popular and successful sports teams in the world - today announced financial results for the 2021 fiscal first quarter ended 30 September 2020.

Management Commentary

Ed Woodward, Executive Vice Chairman, commented, “While the COVID-19 pandemic continues to cause significant disruption, we are optimistic that the recovery and normalisation phase is gradually coming into view. The club’s resilience and our strong commercial business continue to provide a solid foundation and gives us confidence in our long-term outlook beyond the pandemic, both on and off the pitch.”

“We recognise that not all football clubs are in as robust of a financial position and that the Premier League has a responsibility to support the wider English football pyramid. We will continue to push for this support, both through emergency assistance during the pandemic, and through longer-term reforms to ensure that the success of the Premier League is reinforced for the benefit of the national game as a whole.”

“On the pitch, while there is still hard work ahead to achieve greater consistency, we remain absolutely committed to the positive path we are on under Ole as the team continues to develop. We miss playing in front of our fans and we are working hard together with our governing bodies and relevant authorities to ensure that fans can safely return as soon as possible.”

“Finally, I would like to stress our steadfast commitment to increasing equality, diversity and inclusion across our club and the game as a whole. To that end, we were pleased to be among the first clubs to sign up to the FA Football Leadership Diversity Code. Football has made good progress in this area but there is much more work to do and Manchester United is determined to be at the forefront of those efforts.”

Key Financials (unaudited)

£ million (except (loss)/earnings per share)	Three months ended 30 September
	2020	2019	Change
Commercial revenue	59.7	80.4	(25.7)%
Broadcasting revenue	47.6	32.9	44.7%
Matchday revenue	1.7	22.1	(92.3)%
Total revenue	109.0	135.4	(19.5)%
Adjusted EBITDA(1)	20.8	34.8	(40.2)%

Operating (loss)/profit	(27.1)	11.0	-

(Loss)/profit for the period (i.e. net (loss)/income)	(30.3)	1.1	-
Basic (loss)/earnings per share (pence)	(18.58)	0.69	-
Adjusted (loss)/profit for the period (i.e. adjusted net (loss)/income)(1)	(24.6)	3.9	-
Adjusted basic (loss)/earnings per share (pence)(1)	(15.12)	2.35	-

Non-current and current borrowings	499.5	524.8	(4.8)%
Cash and cash equivalents	58.9	140.3	(58.0)%
Net debt(1)/(2)	440.6	384.5	14.6%

(1) Adjusted EBITDA, adjusted (loss)/profit for the period, adjusted basic (loss)/earnings per share and net debt are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 7 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) The gross USD debt principal remains unchanged. The increase in net debt is due to a £81.4 million reduction in cash and cash equivalents at 30 September 2020 compared to 30 September 2019, which reflects the loss of 2020/21 season Matchday advance cash receipts, with new seasonal facility sales currently on hold due to the uncertainties around fans returning to the stadium and the impact of deferred sponsorship payments.

COVID-19 Impact

Operationally, the impact of the pandemic and measures to prevent further spread continues to disrupt our businesses. The Old Trafford Stadium, Museum and Stadium Tour operations remain closed to visitors.

The postponement of the 2019/20 domestic competitions resulted in three Premier League home matches, three Premier League away matches and an FA Cup semi-final away match being played during the first quarter of the fiscal year 2021. All remaining 2019/20 UEFA Europa League matches, which included one home match and a single-leg quarter-final and semi-final, were also played during the quarter. All matches were played behind closed doors.

As a direct result, the 2020/21 Premier League season start was delayed until mid-September 2020 with one Premier League home match, one Premier League away match and two Carabao Cup away matches being played in the quarter. No 2020/21 UEFA Champions League matches were played in the quarter. All matches continue to be played behind closed doors. Furthermore, the first team’s pre-season tour was cancelled this summer due to travel restrictions.

The impact of playing matches behind closed doors and the cancellation of the pre-season tour has had a significant impact on our first quarter Matchday and Commercial fiscal 2021 revenues. This has been partially offset by increased Broadcasting revenues compared to the prior quarter, due to playing the latter stages of the 2019/20 domestic and European competitions in the quarter. The significant revenue impact of COVID-19 has been partially offset by reduced operating costs, principally in respect of matches played behind closed doors, cancellation of the 2020/21 pre-season tour, reduced travel and reduced costs related to the fall in activity at the Old Trafford Megastore.

Looking forward, the COVID-19 pandemic will continue to impact results. Subsequent to the end of the quarter, additional lockdown measures were mandated in the UK which has resulted in the closure of the Megastore, effective 5 November. Given ongoing uncertainty due to the COVID-19 pandemic, including when fans might be allowed to return to the stadium, the Company is not providing revenue or adjusted EBITDA guidance for fiscal 2021 at this time.

Phasing of Premier League games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2020/21 season*	2	13	14	9	38
2019/20 remaining season	6	-	-	-	6
Total FY 2021	8	13	14	9	44
2019/20 season	7	13	9	3	32
2018/19 season	7	13	11	7	38

*Subject to changes in broadcasting scheduling

Working Capital and Liquidity

As of 30 September 2020, the Company had £58.9 million of cash balances together with access to an additional £150.0 million available under the Company’s revolving credit facilities. Subsequent to the end of the quarter, the company arranged an additional £50.0 million in revolving credit taking total accessible liquidity to £200.0 million. This provides financial flexibility to support the Club through the disruption caused by COVID-19.

Revenue Analysis

Commercial

Commercial revenue for the quarter was £59.7 million, a decrease of £20.7 million, or 25.7%, over the prior year quarter.

•	Sponsorship revenue was £36.5 million, a decrease of £17.1 million, or 31.9%, over the prior year quarter, primarily due to no 2020/21 pre-season tour taking place as a result of COVID-19.
•	Retail, Merchandising, Apparel & Product Licensing revenue was £23.2 million, a decrease of £3.6 million, or 13.4%, over the prior year quarter due to significantly reduced Megastore footfall given matches continue to be played behind closed doors.

Broadcasting

Broadcasting revenue for the quarter was £47.6 million, an increase of £14.7 million, or 44.7%, over the prior year quarter, primarily due playing five more home and away games across all competitions, due to completion of the 2019/20 domestic and UEFA competitions during the current quarter.

Matchday

Matchday revenue for the quarter was £1.7 million, a decrease of £20.4 million, or 92.3%, over the prior year quarter, due to all matches being played behind closed doors. Six home games with fans in attendance were played in the prior year quarter.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £123.5 million, a decrease of £12.9 million, or 9.5%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £71.9 million, an increase of £1.7 million, or 2.4%, over the prior year quarter. This is due to contracted increases in player salaries as a result of participation in the UEFA Champions League, partially offset by reduced salaries arising from player disposals.

Other operating expenses

Other operating expenses for the quarter were £16.3 million, a decrease of £14.1 million, or 46.4%, over the prior year quarter, primarily due to reduced business activity as a result of COVID-19. This includes the impact of no 2020/21 pre-season tour, all matches being played behind closed doors, travel savings and reduced costs related to the fall in activity at the Old Trafford Megastore.

Depreciation and amortization

Depreciation for the quarter was £3.8 million, an increase of £0.2 million, or 5.6%, over the prior year quarter. Amortization for the quarter was £31.5 million, a decrease of £0.7 million, or 2.2%, over the prior year quarter. The unamortized balance of registrations at 30 September 2020 was £353.0 million.

(Loss)/profit on disposal of intangible assets

Loss on disposal of intangible assets for the quarter was £12.6 million, compared to a profit of £12.0 million for the prior year quarter.

Net finance income/(costs)

Net finance income for the quarter was £nil, compared to net finance costs of £8.5 million in the prior year quarter due to a favourable swing in unrealized foreign exchange movements. Underlying net finance costs are consistent with the prior year quarter.

Income tax

The income tax expense for the quarter was £3.2 million, compared to £1.4 million in the prior year quarter.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) increased by £7.4 million in the quarter to 30 September 2020 compared to the cash position at 30 June 2020.

Net cash inflow from operating activities for the quarter was £62.3 million, compared to net cash outflow from operating activities in the prior year quarter of £14.4 million. This is primarily due to timing of cash receipts on commercial contractual arrangements and the deferral of 2019/20 Broadcasting monies into the current quarter upon completion of all competitions.

Net capital expenditure on property, plant and equipment for the quarter was £1.8 million, a decrease of £1.3 million over the prior year quarter.

Net capital expenditure on intangible assets for the quarter was £51.6 million, a decrease of £106.6 million over the prior year quarter.

Net debt

Net Debt as of 30 September 2020 was £440.6 million, an increase of £56.1 million over the year, due to a decrease of £81.4 million in cash and cash equivalents, partially offset by favourable movements in the GBP:USD exchange rate. The decrease in cash and cash equivalents reflects the loss of 2020/21 season Matchday advance cash receipts with new seasonal facility sales currently on hold due to the uncertainties around fans returning to the stadium and the impact of deferred sponsorship payments. The gross USD debt principal remains unchanged.

Dividend

A semi-annual cash dividend of $0.09 per share will be paid on 7 January 2021, to shareholders of record on 30 November 2020. The stock will begin to trade ex-dividend on 25 November 2020.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 142-year football heritage we have won 66 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning certain expectations and uncertainties related to the COVID-19 pandemic and the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Non-IFRS Measures: Definitions and Use

1.	Adjusted EBITDA

Adjusted EBITDA is defined as loss/profit for the period before depreciation, amortization, loss/profit on disposal of intangible assets, exceptional items, net finance income/costs, and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), material volatile items (primarily loss/profit on disposal of intangible assets and exceptional items), capital structure (primarily finance income/costs), and items outside the control of our management (primarily taxes). Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit for the period to adjusted EBITDA is presented in supplemental note 2.

2.	Adjusted loss/profit for the period (i.e. adjusted net loss/income)

Adjusted loss/profit for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings (including foreign exchange losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues), and fair value movements on embedded foreign exchange derivatives, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on an normalized tax rate of 21%; 2019: 21%). The normalized tax rate of 21% is the current US federal corporate income tax rate.

In assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the weighted average US federal corporate income tax rate of 21% (2019: 21%) applicable during the financial year. A reconciliation of loss/profit for the period to adjusted loss/profit for the period is presented in supplemental note 3.

3.	Adjusted basic and diluted loss/earnings per share

Adjusted basic and diluted loss/earnings per share are calculated by dividing the adjusted loss/profit for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted loss/earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted loss/earnings per share are presented in supplemental note 3.

4.	Net debt

Net debt is calculated as non-current and current borrowings minus cash and cash equivalents.

Key Performance Indicators

	Three months ended 30 September
	2020	2019
Revenue
Commercial % of total revenue	54.8%	59.4%
Broadcasting % of total revenue	43.7%	24.3%
Matchday % of total revenue	1.5%	16.3%

	2020/21 Season	2019/20 Season	2019/20 Season
Home Matches Played
PL	1	3	4
UEFA competitions	-	1	1
Domestic Cups	-	-	1
Away Matches Played
PL	1	3	3
UEFA competitions	-	2	-
Domestic Cups	2	1	-

Other
Employees at period end	992	990
Employee benefit expenses % of revenue	66.0%	51.8%

Contacts

Investor Relations: Corinna Freedman Head of Investor Relations +44 161 868 8431 Corinna.Freedman@manutd.co.uk	Media Relations: Charlie Brooks Director of Communications +44 161 868 8148 charlie.brooks@manutd.co.uk

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 30 September
	2020	2019
Revenue from contracts with customers	108,972	135,371
Operating expenses	(123,473)	(136,421)
(Loss)/profit on disposal of intangible assets	(12,595)	12,017
Operating (loss)/profit	(27,096)	10,967
Finance costs	(19,574)	(9,172)
Finance income	19,595	734
Net finance income/(costs)	21	(8,438)
(Loss)/profit before income tax	(27,075)	2,529
Income tax expense	(3,195)	(1,401)
(Loss)/profit for the period	(30,270)	1,128

Basic (loss)/earnings per share:
Basic (loss)/earnings per share (pence)	(18.58)	0.69
Weighted average number of ordinary shares used as the denominator in calculating basic (loss)/earnings per share (thousands)	162,939	164,573
Diluted (loss)/earnings per share:
Diluted (loss)/earnings per share (pence) (1)	(18.58)	0.68
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted (loss)/earnings per share (thousands) (1)	162,939	164,735

(1) For the three months ended 30 September 2020, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of
	30 September 2020	30 June 2020	30 September 2019
ASSETS
Non-current assets
Property, plant and equipment	253,026	254,439	251,112
Right-of-use assets	4,179	4,559	5,572
Investment properties	20,762	20,827	24,881
Intangible assets	780,646	775,170	785,653
Deferred tax asset	54,712	58,362	55,514
Trade receivables	25,078	43,694	41,905
Derivative financial instruments	693	1,609	44
	1,139,096	1,158,660	1,164,681
Current assets
Inventories	3,542	2,186	2,664
Prepayments	19,930	6,503	15,382
Contract assets – accrued revenue	26,875	45,966	39,933
Trade receivables	69,742	115,985	36,060
Other receivables	438	239	15,269
Income tax receivable	1,223	1,214	643
Derivative financial instruments	1,764	1,174	297
Cash and cash equivalents	58,940	51,539	140,307
	182,454	224,806	250,555
Total assets	1,321,550	1,383,466	1,415,236

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of
	30 September 2020	30 June 2020	30 September 2019
EQUITY AND LIABILITIES
Equity
Share capital	53	53	53
Share premium	68,822	68,822	68,822
Treasury shares	(21,305)	(21,305)	-
Merger reserve	249,030	249,030	249,030
Hedging reserve	(15,437)	(32,565)	(41,356)
Retained earnings	58,192	87,197	134,107
	339,355	351,232	410,656
Non-current liabilities
Deferred tax liabilities	24,944	31,337	30,466
Contract liabilities - deferred revenue	26,970	18,759	26,988
Trade and other payables	56,645	51,322	32,046
Borrowings	497,292	520,010	522,437
Lease liabilities	3,223	3,326	3,992
Derivative financial instruments	8,219	9,136	3,760
	617,293	633,890	619,689
Current liabilities
Contract liabilities - deferred revenue	165,483	171,574	206,643
Trade and other payables	188,806	216,093	171,441
Income tax liabilities	7,580	4,005	2,823
Borrowings	2,214	5,605	2,363
Lease liabilities	819	1,067	1,621
	364,902	398,344	384,891
Total equity and liabilities	1,321,550	1,383,466	1,415,236

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 30 September
	2020	2019
Cash flow from operating activities
Cash generated from/(used in) operations (see supplemental note 4)	72,410	(4,606)
Interest paid	(7,686)	(8,366)
Debt finance costs paid	-	(555)
Interest received	1	644
Tax paid	(2,415)	(1,489)
Net cash inflow/(outflow) from operating activities	62,310	(14,372)
Cash flow from investing activities
Payments for property, plant and equipment	(1,819)	(3,151)
Payments for intangible assets	(70,807)	(175,713)
Proceeds from sale of intangible assets	19,191	17,479
Net cash outflow from investing activities	(53,435)	(161,385)
Cash flow from financing activities
Principal elements of lease payments	(408)	(379)
Net cash outflow from financing activities	(408)	(379)
Net increase/(decrease) in cash and cash equivalents	8,467	(176,136)
Cash and cash equivalents at beginning of period	51,539	307,637
Effect of exchange rate changes on cash and cash equivalents	(1,066)	8,806
Cash and cash equivalents at end of period	58,940	140,307

SUPPLEMENTAL NOTES

1	General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2	Reconciliation of (loss)/profit for the period to adjusted EBITDA

	Three months ended 30 September
	2020 £’000	2019 £’000
(Loss)/profit for the period	(30,270)	1,128
Adjustments:
Income tax expense	3,195	1,401
Net finance (income)/costs	(21)	8,438
Loss/(profit) on disposal of intangible assets	12,595	(12,017)
Amortization	31,543	32,187
Depreciation	3,786	3,642
Adjusted EBITDA	20,828	34,779

3	Reconciliation of (loss)/profit for the period to adjusted (loss)/profit for the period and adjusted basic and diluted (loss)/earnings per share

	Three months ended 30 September
	2020 £’000	2019 £’000
(Loss)/profit for the period	(30,270)	1,128
Foreign exchange (gains)/losses on unhedged US dollar denominated borrowings	(19,083)	2,448
Foreign exchange losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues	14,837	-
Fair value movement on embedded foreign exchange derivatives	130	(79)
Income tax expense	3,195	1,401
Adjusted (loss)/profit before income tax	(31,191)	4,898
Adjusted income tax credit/(expense) (using a normalized tax rate of 21% (2019: 21%))	6,550	(1,029)
Adjusted (loss)/profit for the period (i.e. adjusted net (loss)/income)	(24,641)	3,869

Adjusted basic (loss)/earnings per share:
Adjusted basic (loss)/earnings per share (pence)	(15.12)	2.35
Weighted average number of ordinary shares used as the denominator in calculating basic (loss)/earnings per share (thousands)	162,939	164,573
Adjusted diluted (loss)/earnings per share:
Adjusted diluted (loss)/earnings per share (pence)	(15.12)	2.35
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted (loss)/earnings per share (thousands)	162,939	164,735

4	Cash generated from/(used in) operations

	Three months ended 30 September
	2020 £’000	2019 £’000
(Loss)/profit for the period	(30,270)	1,128
Income tax expense	3,195	1,401
(Loss)/profit before income tax	(27,075)	2,529
Adjustments for:
Depreciation	3,786	3,642
Amortization	31,543	32,187
Loss/(profit) on disposal of intangible assets	12,595	(12,017)
Net finance (income)/costs	(21)	8,438
Non-cash employee benefit expense - equity-settled share-based payments	1,265	138
Foreign exchange losses/(gains) on operating activities	1,124	(373)
Reclassified from hedging reserve	(526)	2,854
Changes in working capital:
Inventories	(1,356)	(534)
Prepayments	(13,427)	(2,352)
Contract assets – accrued revenue	19,091	(401)
Trade receivables	53,306	2,344
Other receivables	(199)	(14,081)
Contract liabilities – deferred revenue	2,120	10,131
Trade and other payables	(9,816)	(37,111)
Cash generated from/(used in) operations	72,410	(4,606)